Exhibit 99.1

    For immediate release
March 18, 2009

Petro-Canada Files Annual Disclosure Reports

Petro-Canada (TSX: PCA, NYSE: PCZ) Calgary, AB – Petro-Canada today filed its 2008 Annual Report, Annual Information Form (AIF), Form 40-F and Management Proxy Circular (Circular) with securities regulators in Canada and the United States (U.S.). The Annual Report contains Management's Discussion and Analysis, and the audited Consolidated Financial Statements and Notes for the year ended December 31, 2008.

Petro-Canada's disclosure reports include reserves data and other oil and gas information required by Canadian securities regulatory authorities and the U.S. Securities and Exchange Commission.

Petro-Canada’s annual disclosure documents reflect the key message that the Company has the “Strength to Deliver” value to all its stakeholders, including shareholders.

“We have a track record of excellent operational reliability, businesses that generate robust cash flows, a solid financial position and a quality portfolio of assets. I am confident that Petro-Canada has the strength to deliver,” said Ron Brenneman, president and chief executive officer, Petro-Canada.

The Annual Report, AIF, Form 40-F and Circular are available at www.petro-canada.ca. All of Petro-Canada's disclosure reports are posted on www.sedar.com and on www.sec.gov. To request a free hard copy, please contact Petro-Canada at 150, 6th Avenue S.W., Calgary, Alberta, T2P 3E3, Attention: Corporate Secretary, or visit Petro-Canada’s website.

Petro-Canada is one of Canada's largest oil and gas companies, operating in both the upstream and the downstream sectors of the industry in Canada and internationally. The Company creates value by responsibly developing energy resources and providing world class petroleum products and services. Petro-Canada is proud to be a National Partner to the Vancouver 2010 Olympic and Paralympic Winter Games. Petro-Canada's common shares trade on the Toronto Stock Exchange under the symbol PCA and on the New York Stock Exchange under the symbol PCZ.

For more information please contact:

Media and general inquiries:	Investor and analyst inquiries:
Andrea Ranson	Lisa McMahon
Corporate Communications	Investor Relations
Petro-Canada (Calgary)	Petro-Canada (Calgary)
Tel: (403) 296-4610	Tel: (403) 296-3764